October 29, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC 20549

Attn:	Tony Watson
Bill Thompson

Re:	Envestnet, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Form 10-Q for Fiscal Quarter Ended June 30, 2019
Filed March 1, 2019 and August 8, 2019
File No. 001-34835

Gentlemen:

Thank you for your letter dated October 17, 2019 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2018, filed by Envestnet, Inc. (the “Company”) on March 1, 2019 and Quarterly Report on Form 10-Q (the “Form 10-Q") for the fiscal quarter ended June 30, 2019 filed by the Company on August 8, 2019.

We appreciate the effort that went into the Staff’s comments. We have reproduced the Staff’s comment letter below and have provided our responses following each comment.

Form 10-K filed March 1, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segments, page 55

Comment:

1.
Please tell us your consideration of the guidance in Question 104.04 of the updated Non- GAAP Compliance and Disclosure Interpretations related to your presentation of Total segment income from operations. Your current presentation of Total segment income from operations for the years presented in any context other than the ASC 280 required reconciliation in the footnote appears to represent a non-GAAP financial measure. Please note that this comment also applies to filings on Form 10-Q.

Response:
The Company will provide in future filings the following disclosure which reconciles income (loss) from operations to consolidated net income (loss) attributable to Envestnet, Inc. eliminating the subtotal “total segment income from operations”:

Non-GAAP Financial Measures, page 61

Comment:

2.
Please tell us your consideration of the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Adjusted net income on page 64. In this regard, you used a tailored accounting policy to normalize the effective tax rates used to compute Adjusted net income and Adjusted net income per share. Please also tell us your consideration of Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of income taxes and the income tax effects of non-GAAP adjustments in the reconciliation of Adjusted net income on page 64. Please note that this comment also applies to filings on Form 10-Q and press releases filed under Item 2.02 of Form 8-K.

Response:
Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations addresses how income tax effects related to adjustments to arrive at a non-GAAP measure should be calculated and presented.

The Company calculated Adjusted net income and Adjusted net income per diluted share on a consistent basis since the Company went public in 2010. Beginning with our Quarterly Report on Form 10-Q filed on May 9, 2018, the Company changed the presentation of Adjusted net income to comply with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations. This was in order to present the reconciling adjustments from net income (loss) on a “gross” basis with income taxes presented as a separate adjustment, instead of on a “net of tax” basis in our prior presentation format.

The income tax effect is calculated by applying a normalized income tax rate to adjusted income before income taxes. The normalized tax rate is based solely on the estimated blended statutory income tax rates in the jurisdictions in which we operate. It appropriately excludes discrete, permanent and other items that would impact the effective tax rate.

The Company monitors its normalized tax rate, considering events or trends that could materially impact this tax rate, including tax legislation changes and changes in the geographic mix of its operations.

The Company believes that the use of a normalized tax rate to calculate adjusted net income and adjusted net income per diluted share provides useful information to the readers of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as it provides investors a tax-effected non-GAAP measure of performance with an effective income tax rate based on non-GAAP income before income taxes excluding discrete items. This presentation also allows investors to understand and evaluate the Company’s results in the same manner as management, and to compare financial results across accounting periods.

After considering the Staff’s comments, and re-evaluating the above referenced guidance, the Company will revise its disclosures in future filings and press releases as follows:

“Adjusted net income” represents net income (loss) before deferred revenue fair value adjustment, accretion on contingent consideration and purchase liability, non‑cash interest expense, non‑cash compensation expense, restructuring charges and transaction costs, severance, amortization of acquired intangibles, litigation related expense, foreign currency, non-income tax expense adjustment, loss allocation from equity method investment and loss attributable to non‑controlling interest. Reconciling items are presented gross of tax, and a normalized tax rate is applied to the total of all reconciling items to arrive at adjusted net income. The normalized tax rate is based solely on the estimated blended statutory income tax rates in the jurisdictions in which we operate. We monitor the normalized tax rate based on events or trends that could materially impact the rate, including tax legislation changes and changes in the geographic mix of our operations. ~~The reconciling items, and resulting adjusted net income, are presented on a different basis than historically shown to eliminate the impact of quarterly volatility of the GAAP tax provision on the Company’s adjusted earnings figures.~~”

In addition, in future filings and press releases, in the footnotes to the Company’s reconciliation of net income (loss) to adjusted net income and adjusted net income per diluted share, we will disclose the nature and amount of the specific discrete items excluded from the normalized tax rate used in the calculation of Adjusted net income and Adjusted net income per diluted share.

Based on our review of question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and the revisions we are making to our non-GAAP disclosures related to the definition of Adjusted net income as well as adding both the nature and the amount of the specific discrete items excluded from the adjusted effective income tax rate, we do not view the non-GAAP normalized tax rate as a substitution or individually tailored measurement methods for those of GAAP.
The Company does not believe that its historic use of a normalized effective tax rate used to compute Adjusted net income and Adjusted net income per diluted share was a tailored accounting policy precluded by question 100.04 as the use of a normalized tax rate does not result in the acceleration of revenue or the delayed recognition of costs nor does it shift the measure from an accrual basis method of accounting to a cash or modified basis of accounting and the normalized tax rate considers both the cash and non-cash portion of income tax expense.

Note 10 Other Non-Current Assets, page 100

Comment:

3.
We note your disclosure on page 84 and 100 related to your use of the cost method to account for investments. Please tell us your consideration of the guidance in ASU 2016- 01, Financial Instruments, and disclosure requirements in ASC 321-10-50-3 related to equity investments without readily determinable fair values.

Response:
The Company originally considered the guidance in ASU 2016-01 and elected to measure the equity investment at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As disclosed on Page 84, the Company performed an impairment analysis and noted no impairment to the investments for the year ended December 31, 2018. In addition, no changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer were noted for the year ended December 31, 2018.

The Company has reviewed its investment policy and disclosures and determined that these investments including the investment that is subject to the guidance in ASU 2016-01 are de minimis to its consolidated financial statements. To the extent that our equity investments remain de minimis, the Company will remove the investment policy from its Summary of Significant Accounting Policies in future filings. In addition, the table from page 100 was removed from the Company’s Form 10-Q filed on August 8, 2019 as the total balance of other non-current assets is less than 5% of total assets (Regulation S-X 210.5-02).

Item 8. Financial Statements and Supplementary Data
12. Debt Credit Agreement, page 104

Comment:

4.
We note the Second Amended and Restated Credit Agreement includes provisions that limit your ability and your subsidiaries to pay dividends. Please describe the most significant restrictions on the payment of dividends by the registrant, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Please also disclose the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned persons accounted for by the equity method. Please refer to Rule 4-08(e)(1) and (2) of Regulation S-X. In addition, please tell us your consideration of Rule 4-08(e)(3) of Regulation S-X which requires (1) disclosures about the nature and amount of significant restrictions on the ability of subsidiaries to transfer funds to the parent through intercompany loans, advances or cash dividends, and (2) the presentation of condensed parent company financial information and other data in a schedule when the restricted net assets of consolidated and unconsolidated subsidiaries, together with the parent's equity in the undistributed earnings of 50%-or-less-owned entities, exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. Please refer to Rule 4-08(3) and Rule 12-04 of Regulation S-X.

Response:
The restrictions on the Company’s ability to pay dividends under the Second Amended and Restated Credit Agreement are as follows:

If the Company’s Total Leverage Ratio (as defined in the Second Amended and Restated Credit Agreement) is equal to or greater than 2.00 to 1.0 after giving pro forma effect to the dividend and any indebtedness incurred in connection therewith, then the Second Amended and Restated Credit Agreement allows the Company and the Company’s subsidiaries to pay dividends for the four consecutive fiscal quarters ending immediately prior to the payment of the dividend in an amount that does not exceed 50% of the amount by which Adjusted EBITDA for the same four consecutive fiscal quarter period exceeds $50,000,000. If the Company’s Total Leverage Ratio (as defined in the Second Amended and Restated Credit Agreement) is less than 2.00 to 1.0 after giving pro forma effect to the dividend and any indebtedness incurred in connection therewith, then the Second Amended and Restated Credit Agreement allows the Company and the Company’s subsidiaries to pay dividends without restriction as to amount.

Based on the Company’s Total Leverage Ratio as of June 30, 2019, the Company could pay dividends through June 30, 2020 in the aggregate amount of $46,446,000.

However, given the Company’s statements in its Form 10-K that “[w]e do not currently intend to pay dividends on our common stock for the foreseeable future,” the Company does not believe that disclosing this information is appropriate or material to investors.

The Company acknowledges the Staff’s comment that the disclosure requirements of Rule 4-08(e) and Rule 12-04 of Regulation S-X would generally be applicable. However, the covenants contained in the Company’s Second Amended and Restated Credit Agreement (in particular, Section 8.12 thereof) do not restrict the Company’s wholly-owned subsidiaries from transferring net assets to the Company in the form of intercompany loans, advances or cash dividends, or the Company’s non-wholly-owned subsidiaries from making pro rata distributions to the Company, and, therefore, no disclosure is required by Rule 4-08(e)(3) or Rule 12-04 of Regulation S-X.

Note 25. Quarterly Financial Data, page 121

Comment:

5.	Please include net income (loss) in your tables in future filings. Refer to Item 301(a)(1) of Regulation S-K.

Response:
The Company will include net income (loss) in its quarterly financial data disclosure in future filings.

Form 10-Q filed August 8, 2019

Non-GAAP Financial Measures, page 52

Comment:

6.
Please tell us your consideration of the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation Adjusted revenues on page 52. In this regard, it appears the exclusion of the effect of asset-based cost of revenue is a tailored revenue recognition and measurement method.

Response:
On the face of the Company’s Consolidated Statements of Operations, the Company presents Asset-based, Subscription-based, Total recurring revenues, Professional services and other revenues and total revenues.
As required under Rule 5-03 of Regulation S-X, the Company discloses the components of cost of revenues in footnote 12 (page 25) of the Form 10-Q filed August 8, 2019, as follows:

Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations prohibits measures that use individually tailored recognition and measurement methods. The Company believes excluding asset-based cost of revenues from Adjusted revenues is not an individually tailored recognition or measurement method precluded by the guidance of Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations for the following reasons:

1) Asset-based cost of revenues is a GAAP amount and is separately disclosed in the footnotes to the financial statements. Adjusted net revenues uses two GAAP reported amounts (total revenues and asset-based cost of revenues) plus the effect of purchase accounting on the fair value of acquired deferred revenue to arrive at this non-GAAP financial measure. Adjusted net revenues is not derived from a fundamentally different basis of accounting or an individually tailored method of accounting.

2) The adjustment of asset-based cost of revenues to Adjusted revenues does not result in the acceleration of revenue or the delayed recognition of costs.

3) The adjustment of asset-based cost of revenues to Adjusted revenues does not change the method of accounting from the accrual basis method of accounting to the cash and or modified basis of accounting.

4) The adjustment of asset-based cost of revenues to Adjusted revenues does not include transactions that are also reportable in another company’s financial statements. This occurs when a company reports net revenue presentation under GAAP and changes the presentation from net presentation to gross presentation to include in gross revenues amounts received as an agent in a transaction.

5) The adjustment of asset-based cost of revenues to Adjusted net revenue does not render this non-GAAP measure inconsistent with the underlying economics or ignore certain aspects of the economics.

6) The adjustment of asset-based cost of revenues to Adjusted revenues does reflect a portion of total cost of revenues. However, asset-based cost of revenues is the largest component of overall cost of revenues, representing 84% and 85% of total cost of revenues for the three and six-months ended June 30, 2019, respectively.

Of the six factors listed above, only one of these factors could be considered an indicator that the exclusion of asset-based cost of revenues could result in tailored accounting.

However, based upon an overall assessment of the factors above, the Company believes the exclusion of the effect of asset-based cost of revenues from Adjusted revenues should not be considered an individually tailored recognition and measurement method.

In addition to the above factors, Adjusted net revenues is a non-GAAP performance measure that is presented in the executive management monthly business review and Board of Director packages that are regularly reviewed by the Company’s Chief Operating Decision Maker.

After reviewing the Staff’s comments, and re-evaluating the guidance set forth in Question 100.04 of the of the Non-GAAP Compliance and Disclosure Interpretations, the Company will in future filings provide the following disclosure in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations:
“Adjusted revenues and Adjusted net revenues have limitations as financial measures, should be considered as supplemental in nature, and are not meant as a substitute for revenue prepared in accordance with GAAP.”
* * * * *
In connection with these responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (312) 827-3998.

Very truly yours,

/s/ Peter H. D’Arrigo
Peter H. D’Arrigo
Chief Financial Officer